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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ x ] Form 10-Q

For the period ended September 30, 1996.

     [ ] Transition Report on Form 10-K.
     [ ] Transition Report on Form 20-F.
     [ ] Transition Report on Form 11-K.
     [ ] Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                 FIRST AMERICAN SCIENTIFIC CORP.
                     Full Name of Registrant

                 409 Grandville Street, Suite 303
                   Vancouver, British Columbia
                          V6C 1T2 Canada
      Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

               (a)  The reasons described in reasonable detail in
                    Part III of this form could not be eliminated
                    without unreasonable effort or expense;
[ x ]          (b)  The subject annual report, semi-annual
                    report, transition report of Form 10-K, Form
                    20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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               (c)  The accountant's statement or other exhibit
                    required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     The Company received notification, on September 16, 1996, from its auditor, Robert Moe & Associates, P.S., that it would be unable to audit the financial statements of the Company for the year ending June 30, 1996 as a result of retirement of staff and reassignment of duties. Williams & Webster, P.S., Certified Public Accountants, have been engaged to prepare the audit for the year ending June 30, 1996. As a result of the recent change in auditors, the audited financial statements have not been completed. Consequently the Company is unable to complete the financial statements for the current Form 10-Q. The Company anticipates that the audited financial statements will be completed by November 17, 1996 and the current Form 10-Q will be completed by November 25, 1996.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

     Jack Lovelock
     Secretary/Treasurer and Principal Accounting Officer of
     First American Scientific Corp.
     409 Grandville Street, Suite 303
     Vancouver, British Columbia   V6C 1T2
     (604) 681-8656

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                    Yes X               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    Yes  X              No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     Corporation has commenced operation since the corresponding period last year.

FIRST AMERICAN SCIENTIFIC CORP. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 14th day of November, 1996.

                              FIRST AMERICAN SCIENTIFIC CORP.


                              BY: /s/ Jack E. Lovelock
                                 Secretary/Treasurer, Chief
                                 Executive Officer, Principal
                                 Accounting Officer and
                                 Chairman of the Board of
                                 Directors